Exhibit 10.2

January 3, 2025

Tracey Patterson

Re: Separation Agreement and Release (the “Agreement”)

Dear Tracey:

This will confirm the terms and conditions of your separation from employment with AAR Corp. (“AAR” or the “Company”). In consideration of the circumstances of your separation from AAR, AAR is offering you the following separation benefits subject to the terms and conditions of this Agreement:

1.	Separation Date. Your separation date will be January 10, 2025.
(a)	You agree that you will return all AAR property including keys, identification cards, credit cards, computer hardware and software, telecommunications equipment, and all files, records and other documents prepared or received in the course of your employment except documents reflecting your compensation and benefits, including any documents and information contained on your personal devices or computer prior to your separation date.
(b)	You agree that you resign all executive roles with the Company and agree to cooperate with any required documentation to effectuate such resignation.
2.	Separation Benefits. In consideration of all of your promises under this Agreement, AAR will provide you with the following separation benefits (“Separation Benefits”):
(a)	AAR will pay you a lump sum payment equal to the gross amount of $300,000, which represents a cash payment in an amount equal to the unvested portion of your stock award that is almost vested. The exercised and vested portions of your stock award shall continue to be governed by the terms of the applicable award and stock plan documents.
(b)	The Separation Benefits shall be treated as supplemental wages for payroll tax purposes and subject to applicable tax and other payroll deductions, but shall not be treated as compensation for purposes of 401k contributions. AAR will pay you the Separation Benefits within 21 days after the Effective Date (defined below).
(c)	You agree that the Separation Benefits represent adequate consideration for the promises contained in this Agreement and that you would not otherwise be entitled to these payments absent this Agreement. You agree and acknowledge that you are not entitled to any other payments from AAR.

3.	Confidential Information/Trade Secrets. You acknowledge that during your employment you had access to confidential information and trade secrets which AAR or its affiliated companies regard and treat as confidential and which are not known or accessible to competitors or other third persons not having a legitimate need to know; which have value to AAR due to the confidentiality thereof; and which if disclosed would result in a substantial competitive and/or business disadvantage to AAR or its affiliated companies (“Confidential Information”). Such information includes but is not limited to operational and financial information, systems and processes; product design and technologies; customer names, contact, product and financial information; marketing strategies and plans; personnel strategies, plans and information; affiliation strategies and plans; reorganization strategies and plans; cost and pricing strategies, plans and data; vendors and suppliers; new product and service offerings; regulatory matters; legal matters; and internal investigations. Confidential Information shall not include information if (i) it has been published or is otherwise readily available to the public other than by a breach of this Agreement or any other agreement or (ii) it has been rightfully received by you from a third party without confidential limitations. So long as the information remains confidential, you shall not disclose or cause to be disclosed through others any Confidential Information to any third person without the express written consent of the CEO of AAR or his authorized designee, or as may be required by law. This paragraph shall be harmonized with any other agreements or provisions concerning your use or disclosure of confidential information to provide the greatest protection of Confidential Information available under law. This paragraph is not intended to replace any statutory rights and protections applicable to the unauthorized use or disclosure of trade secrets and confidential proprietary information.

Notwithstanding anything in this Agreement to the contrary, under the Federal Defend Trade Secrets Act of 2016, you may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal and provided you do not otherwise disclose such information except pursuant to court order.

4.	Adverse Comment Prohibited. You will not write, say or do anything, now or at any time in the future, which would demean the reputation of AAR or its affiliated companies or which would in any way reflect negatively on AAR’s or its affiliated companies’ reputation as an employer, among its customers, in the business community generally, or in any other manner.
5.	Employee Non-Solicit. You agree not to directly or indirectly solicit any Restricted Employee (as defined below) of AAR or its affiliated companies for a period of twelve (12) months following your termination of employment. “Restricted Employee” includes employee of AAR or its affiliates with whom you had supervisory responsibility or work-related contact, or about whom you acquired Confidential Information relating to compensation, benefits, performance evaluations or services.
6.	Reference. AAR agrees to provide you with a positive reference in response to any request for reference check from a subsequent employer. Such reference should be directed to John H. Holmes and AAR agrees to respond with confirmation of dates of employment, most recent title, and will state that you resigned your employment.
7.	Non-Admission. Nothing in this Agreement is intended or should be construed as an admission that AAR engaged in any unlawful or wrongful conduct.

8.	Release of Claims Against AAR. As further consideration for the promises of AAR referred to in this Agreement, you do hereby fully, finally, and unconditionally release and forever discharge AAR and all of its affiliated companies, and all of their former and current directors, officers, employees, agents, and assigns, in their personal and corporate capacities, from any and all liabilities, actions, claims, rights, obligations, damages, costs, attorney’s fees, suits and demands of any kind, known and unknown, liquidated and unliquidated, absolute or contingent, at law or in equity and enforceable under any local, state, or federal statute, ordinance or common law, including but not limited to: any claims related to your employment or separation from employment; claims for benefits or compensation under the Company’s policies, procedures, or handbooks, or benefit plans; any claim under Title VII of the Civil Rights Act of 1964, as amended, the Americans With Disabilities Act, as amended, Section 1981 of the Civil Rights Act of 1866, the Age Discrimination in Employment Act of 1967, as amended by the Older Workers Benefit Protection Act of 1990, the Illinois Human Rights Act, the Illinois Whistleblower Act, or any other federal or state statute prohibiting discrimination in employment; and any claims related to your employment or separation which could be brought under common law, including but not limited to breach of implied or express contract, misrepresentation, fraud, estoppel, defamation, wrongful discharge, or violation of public policy. This general release does not apply to (i) your right to enforce this Agreement; (ii) the rights described in paragraph 14; (iii) any vested rights under any Company retirement or benefit plan; (iv) any claims which arise after you execute this Agreement; and (iv) any right to indemnification under the Company’s bylaws, articles of incorporation, or applicable insurance policies.
9.	Severability. If any provision of this Agreement is, in whole or in part, illegal or unenforceable under applicable law or public policy, then only such illegal or unenforceable part shall be void and of no effect, and the balance of this Agreement shall be construed to give effect to the intent of the parties to the greatest possible extent.
10.	Binding. This Agreement is binding upon you and your heirs, executors, administrators, successors and assigns. The Company shall have the right to assign this Agreement.
11.	Entire Agreement. This Agreement contains the entire understanding of the parties with respect to your separation from employment with AAR, and supersedes all other agreements or communications regarding such matters, including but not limited to other policies of AAR governing separation of employment and the terms of your December 19, 2022 Offer Letter.
12.	Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois.
13.	Confidentiality.
(i)	You agree that the terms, amount and other facts concerning this Agreement shall be confidential. You agree not to disclose any information relating to this Agreement to any third parties, including but not limited to other current or past employees of AAR. You may only disclose information relating to this Agreement to your spouse, accountants and attorneys, and to others if required by law.
(ii)	You agree to keep confidential and not to make statements or disclosures (subject to the other provisions of this Agreement, including paragraph 14) regarding alleged unlawful employment practices by or at AAR; you certify that you wish to maintain confidentiality of information concerning such alleged unlawful employment practices, and that doing so is your preference and confirm that such confidentiality is to the mutual benefit of you and AAR; and you certify that you have received valid bargained-for consideration in exchange for the confidentiality promise that you make in this paragraph. For purposes of this Agreement, alleged unlawful employment practices means alleged unlawful discrimination, harassment or retaliation.

14.	Protected Rights. Nothing contained in this Agreement limits your ability to report possible violations of law or regulation to, or file a charge or complaint with, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the Department of Justice, the Congress, any Inspector General, or any other federal, state, or local governmental agency or commission (“Government Agencies”). You further understand this Agreement does not limit your ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. Nothing contained in this Agreement limits the Company’s or its affiliates’ ability to report permissible violations of law or regulation to, or file a charge or complaint with, any Government Agencies. This Agreement does not limit the Company’s or its affiliates’ ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by a Government Agency, including providing documents or other information, without notice to you.
15.	Cooperation. You agree to reasonably cooperate with the Company and its legal counsel with respect to any matter (including any litigation, investigation or governmental proceeding) that relates to your prior duties and responsibilities while employed by the Company and its affiliates, subject to the protected rights in paragraph 14, provided that such cooperation does not unreasonably interfere with your future employment duties and obligations. Your obligation to cooperate shall include, without limitation, meeting and conferring with such persons at such times and in such places as the Company may reasonably request, and giving truthful information, evidence and truthful testimony and executing and delivering to the Company any truthful papers reasonably requested by any of them, and (except to the extent prohibited by law) providing immediate notice to the Company of any subpoena, lawsuit, administrative proceeding or summons (along with copies of such documents). Such cooperation may include appearing from time to time at such locations as the Company may reasonably request and in general providing the Company’s officers and legal counsel with the full benefit of your knowledge with respect to any such matter. You agree to render such cooperation in a timely fashion and at such times as may be mutually agreeable to the parties. The Company will reimburse you for reasonable travel expenses and reasonable attorney’s fees (if applicable and for counsel previously approved by the Company (which approval shall not reasonably be withheld)) incurred at the Company’s request for such cooperation, and in accordance with the Company’s business expenses policies then in effect.
16.	Code Section 409A. This Agreement is intended to comply with, or be exempt from, Code Section 409A and applicable regulations (“Section 409A”) and any ambiguities in this Agreement will be interpreted to so comply with Section 409A. In no event will the Company reimburse you for any taxes that may be imposed on you as a result of Section 409A.
17.	Knowing and Voluntary. Further, in consideration of the promises of AAR referred to in this Agreement, you intend to waive and release all claims identified in paragraph 8, including claims that you may have under the Age Discrimination in Employment Act of 1967, as amended by the Older Workers Benefit Protection Act of 1990. In furtherance of this intention, you acknowledge and understand that:
(i)	You may take up to 21 days to consider this Agreement.

(ii)	Within 7 days after you execute the Agreement, you will have the right, by providing written notice to Jessica Garascia (Jessica.Garascia@aarcorp.com), to revoke your acceptance of this Agreement. You will not be entitled to receive the Separation Benefits and this Agreement will not become effective until after the revocation period expires on the eighth day after you execute this Agreement (the “Effective Date”).
(iii)	You are receiving consideration for this Agreement in addition to that which you otherwise would be entitled.
(iv)	You enter into the Agreement voluntarily, knowingly and without duress.
(v)	You are advised to consult with an attorney prior to executing this Agreement.

Please indicate your agreement by signing and returning this Agreement within the timeframe noted above.

/s
Very truly yours,

AAR Corp.

	Name:	/s/ John M. Holmes

	Date:	1/06/25

Agreed:

	Name:	/s/ Tracey Patterson

	Date:	1/6/2025

Employee